Exhibit 99.9
MEMORANDUM OF AGREEMENT OF AMENDMENT TO LEASE entered into at the City of Montreal, Province of Québec, on March 31, 2009.

BY AND AMONG:	A.R.E. QUEBEC NO. 2, INC., a company incorporated under the Companies Act (Quebec), herein acting and represented by Jackie Clem, Vice President, Real Estate Legal Affairs, duly authorized as she so declares,
(hereinafter referred to as the “Landlord”)

AND:	BELLUS HEALTH INC., a company incorporated under the Canada Business Corporations Act, previously known as Neurochem Inc., herein acting and represented by Mariano Rodriguez, Vice President Finance and CFO and David Skinner, Vice President, General Counsel and Corporate Secretary, duly authorized as they so declare,

(the Landlord and the Tenant are sometimes hereinafter collectively referred to as the “Parties”)
          WHEREAS the Landlord and Tenant are parties to a Lease Agreement made as of November 17, 2005 with respect to that certain immoveable property bearing civic address 275-521 Armand-Frappier Blvd., in the City of Laval, Province of Quebec, H7V 4A7, Canada (hereinafter referred to as the “Property”);
          WHEREAS Tenant and Virochem Pharma (“Virochem”) are parties to an Existing Lease Agreement made as of November 8, 2005, as affected by a letter from Landlord dated November 17, 2005, an Amendment to Sub-Lease Agreement dated as of November 8, 2007, and a Consent to Sub-Lease Amendment dated as of November 8, 2007, which is a sublease under the Lease Agreement (the “Sublease”);
          WHEREAS the Parties are desirous of modifying and amending certain provisions of the Lease Agreement, as set forth herein;
          WHEREFORE, for and in consideration of the terms and conditions which follow, the Parties have hereby agreed as follows:
1.	The preamble hereto shall form part hereof, as if recited at length.

2.	Commencing on April 1, 2009 and continuing through and including April 7, 2011, the Base Rent payable is hereby reduced by the sum of One Hundred Sixty-Six Thousand Six Hundred and Sixty-Seven Dollars ($166,667.00) per month (the “Deferred Rent”). Such Deferred Rent is not forgiven but payment thereof shall be deferred and shall become payable as set forth hereinafter.
2.1 The Deferred Rent shall bear interest at the rate of ten percent (10%) per annum, calculated as to each month of Deferred Rent from the first day of each such month as such component of Deferred Rent becomes due and payable;
2.2 Deferred Rent and interest thereon shall be evidenced by notes issued by Tenant to Landlord on the day when such Deferred Rent becomes due, which notes shall evidence the Deferred Rent and shall otherwise be substantially in the form of the model promissory note annexed hereto as Schedule A. The notes shall be payable in cash or, at the option of Tenant, through the issuance of common shares of Tenant at the Market Price upon the day that the notes become payable.
For purposes of this agreement, Market Price shall mean the volume-weighted average market price of the common shares of Tenant on the Toronto Stock Exchange for the five (5) trading days preceding the day upon which the notes become payable.
2.3 Deferred Rent and all notes evidencing Deferred Rent shall be payable on
April 7, 2011 in the event that the First Termination Option (as hereinafter defined) is exercised or, alternatively, on March 31, 2012, and, in either case, upon any earlier date of termination of the Lease Agreement.
2.4 There shall be credited against Deferred Rent all amounts of Base Rent paid by subtenants to Tenant for space in the Premises sublet on or after the date hereof (the “New Subtenant Rent”), which sums shall be paid over by Tenant to Landlord upon receipt, it being agreed that Tenant shall retain any amounts payable by Virochem to Tenant under the Sublease. Landlord and Tenant agree that the amount of the promissory notes remitted after any such payments shall be reduced accordingly.
2.5 Tenant hereby represents and warrants to Landlord that, as of the date hereof, the only subtenant or occupant of the Premises other than Tenant is Virochem under the Sublease. Tenant represents and warrants that there is attached hereto as Schedule B a true, correct and complete copy of the Sublease.
3.	Provided that no Event of Default is continuing under the Lease Agreement (except an Event of Default under Section 19(f) [Insolvency], so long as the same does not affect the performance by Tenant of its obligations hereunder or give rise to any claims against Landlord as to any sums paid to Landlord prior to or after such Event of Default) on the date of exercise or termination, and provided that Tenant makes the payment required under Section 3.2 below, Tenant shall have two options to terminate the Lease as follows:
(i)	the first termination option (the “First Termination Option”) may be exercised by written notice to be given by Tenant to Landlord during the period from

January 1 to January 14, 2011, inclusive for a termination date effective as of April 7, 2011; and
(ii)	the second termination option (the “Second Termination Option”) may be exercised by written notice to be given by Tenant to Landlord during the period from January 1 to January 14, 2012, inclusive for a termination date effective as of March 31, 2012.
3.1 Notwithstanding clause 3(i), Landlord may, by giving prior notice of no less than sixty (60) days, change the period during which the First Termination Option is available to be exercised by the Tenant to a two-week period during the months of November or December, 2010. Similarly, and notwithstanding clause 3(ii), Landlord may by giving prior notice of no less than sixty (60) days, change the period during which the Second Termination Option is available to be exercised by the Tenant to a two-week period during the months of November or December 2011. Nothing herein shall be interpreted as obliging Tenant to exercise either the First Termination Option or the Second Termination Option;
3.2 In consideration of the exercise of the First Termination Option, the Tenant shall pay to the Landlord Six Million Dollars ($6,000,000.00). In consideration of the exercise of the Second Termination Option, the Tenant shall pay to the Landlord Five Million Four Hundred and Fifty Thousand Dollars ($5,450,000.00). Both of the aforesaid sums shall be payable through the issuance of common shares of Tenant, from treasury at the Market Price upon the day that the cancellation is exercised and deliverable within ten (10) days thereof (failing which the exercise of termination shall be deemed null and void).
4.	Without limiting its obligations under Section 6 of the Lease, and as additional collateral security for its obligations under the Lease and hereunder, within thirty (30) days of the execution hereof, Tenant shall cause the delivery to Landlord of a letter of credit (the “Additional Letter of Credit”) in the amount of Two Hundred Twenty-Nine Thousand Eight Hundred Sixty-Seven Dollars ($229,867.00) which will be subject to the same terms and conditions as the Letter of Credit.
5.	Without in any way limiting the rights and obligations of Landlord and Tenant pursuant to Section 21 of the Lease Agreement, the Parties have agreed that on or before June 30, 2009, the Parties will negotiate in good faith to determine the area of the Premises no longer required by the Tenant and Virochem and Tenant and Virochem will vacate such portions of the Premises no longer required for their purposes by no later than June 30, 2009 in accordance with the provisions of Section 27 of the Lease Agreement. Tenant will continue to be liable for all Additional Rent for the entire Premises unless and until the Lease is cancelled in accordance with either the First Termination Option or the Second Termination Option subject to credit upon receipt by Landlord of payment of same in whole or in part by any subtenant. Tenant will reasonably assist Landlord in procuring new subtenants of the Premises, provided that any sublease or other occupancy agreement shall be subject to Landlord’s approval rights under the Lease Agreement (it being expressly agreed that Landlord shall not be deemed to be unreasonable if Landlord refuses to consent to a proposed sublease which has a term which would extend beyond the date of the First Termination Option or the Second Termination Option). Tenant shall continue to be responsible for the operation of the Premises in accordance with the terms of the Lease unless and until the First Termination Option or Second Termination Option are exercised in accordance with the terms hereof. Tenant shall be entitled to charge any New Subtenants a commercially reasonable, market rate fee for property management services provided to any New Subtenants, provided that Landlord shall have no responsibility therefor. Nothing herein contained shall be interpreted to modify or amend the rights and obligations of the Parties with respect to the Sublease.
5.1 As and from July 1, 2009 and prior to the execution of any binding agreement with respect to the sublet of any portion of the Premises, Landlord shall have the option exercisable upon written notice to cancel the Lease with respect to such unoccupied portion of the Premises. In such event, all Tenant’s obligations as well as those of Virochem with respect to such portions of the Premises shall cease and be of no further effect from and after the date on which Tenant and Virochem vacate and surrender such portions of the Premises in accordance with Section 5 above, provided that Tenant shall continue to be liable for any such obligations arising prior to that date. Rent and the Additional Rent shall be automatically reduced on a pro rata square footage basis accordingly (it being expressly agreed, however, that there shall be no reduction in the Security Deposit, the Letter of Credit, or the Additional Letter of Credit occasioned thereby, and the return of the same shall continue to be governed by Section 6 of the Lease Agreement). In the event of the exercise of this option by Landlord, then, and subject to the termination options herein, at Landlord’s request, Tenant shall supply commercially customary property management services to any new tenants of the Premises on market rate terms to be agreed upon at the time by Landlord and Tenant.
6.	The Landlord represents and warrants and shall represent and warrant prior to the issuance of any shares to the landlord as provided in this agreement that Landlord is an “accredited investor” as such term is defined in National Instrument 45-106-Prospectus and Registration Exemptions.

7.	Landlord declares that to its knowledge there are no existing Defaults of Tenant under the Lease and to the extent any Default does exist as of the date hereof same is hereby waived and released by Landlord for all legal purposes.

8.	Any and all defined terms herein unless, specifically provided, shall have the meaning ascribed to them in the Lease.

9.	Except as expressly modified or amended by the provisions hereof, the terms and conditions of the Lease shall continue to have full force and effect.

10.	This agreement shall enure to the benefit of and be binding upon the Parties, their successors and assigns.

11.	This agreement may be executed in counterparts, each of which shall constitute an original and all of which together shall constitute one and the same instrument.

12.	The Parties hereto have requested that this Agreement be drawn up in the English language. Les parties aux présentes ont exigé que cette convention de modification de bail soit rédigée en langue anglaise.

13.	This Agreement shall be governed by the laws of the Province of Quebec.

A.R.E. QUEBEC NO. 2, INC.

Per:	(signed) Jackie Clem
(duly authorized representative)
Name: Jackie Clem
VP – RE Legal Affairs

BELLUS HEALTH INC.

Per:	(signed) Mariano Rodriguez
(duly authorized representative)
Name: Mariano Rodriguez, VP Finance and CFO

Per:	(signed) David Skinner
(duly authorized representative)
Name: David Skinner, VP, General Counsel and Corporate Secretary

SCHEDULE A
MODEL PROMISSORY NOTE

Principal amount: $	The first day of , 20
For valuable consideration, the undersigned, hereby promises to pay to A.R.E. QUEBEC NO. 2, INC., the sum of ■ Dollars ( $                                         ) together with interest at the rate of ten percent (10%) per annum calculated from the date hereof until payment. This note is payable, at the option of the undersigned either on April 7, 2011 or on March 31, 2012 as provided in the Agreement and, in either case, upon any earlier date of termination of the Lease Agreement.
The aforesaid sum, together with interest, is payable in the lawful currency of Canada or at the option of the undersigned through the issuance of common shares of the undersigned at the Market Price upon the day that this promissory note becomes payable. For purposes hereof, Market Price shall mean the volume-weighted average market price of the common shares of the undersigned on the Toronto Stock Exchange for the five (5) trading days preceding the day upon which this note becomes payable.
This Promissory Note is non-negotiable and may not be assigned in whole or in part. This Promissory Note is issued pursuant to and is subject to the terms and conditions of a Memorandum of Agreement (the “Agreement”) of Amendment of Lease entered into on March                                          , 2009 by the undersigned and the payee of this note.
The parties state their express wish that this Demand Promissory Note be drawn in the English language only. Les parties ont par les présentes exprimé leur volonté expresse que ce billet promissoire soit rédigé en langue anglaise seulement.
Dated as of the                        day of                                               , 20                      .

BELLUS HEALTH INC.

Per:

SCHEDULE B
VIROCHEM SUBLEASE
See attached

275 Armand-Frappier Blvd, Laval, Page 1 of 6 CONSENT TO SUBLEASE AMENDMENT This Consent to Sublease Amendment (this “Consent”) is made as of November 8, 2007, by ARE QUEBEC NO. 2, INC., a company incorporated under the Companies Act (Quebec), having an address of 385 East Colorado Boulevard, Suite 299, Pasadena, CA 91101 (“Landlord”), NEUROCHEM, INC., a company incorporated under the Canada Business Corporations Act, having an address of 275 Armand-Frappier Boulevard, Laval, Quebec, Canada H7V 4A7 (“Tenant”), and VIROCHEM PHARMA INC., a corporation duly incorporated under the Canada Business Corporations Act, having an address of 275 boulevard Armand-Frappier, Laval, Quebec, Canada H7V 4A7 (“Sublessee”) with reference to the following Recitals. RECITALS A. Landlord and Tenant have entered into that certain Lease Agreement (the “Lease”) dated November 17, 2005, wherein Landlord leased to Tenant certain premises (the “Premises”) commonly known as and located at 275-531 Armand-Frappier Boulevard, Laval, Quebec, Canada, H7V 4A7 and more particularly described in the Lease. B. Reference is made to that certain lease dated April 4, 2005, (the “ViroChem Gross Lease”), by and between Tenant, as landlord, and Sublessee, as tenant, of a portion of the Premises more particularly described in the ViroChem Gross Lease (the “Subleased Premises”). C. Reference is also made to that certain lease termination and sub-lease agreement, entitled “Existing Lease Agreement”, dated as of November 8, 2005, between Sublessee and Tenant, pursuant to which (i) Sublessee and Tenant agreed that the ViroChem Gross Lease be resiliated and terminated upon the completion of the sale by Tenant to, and leaseback from, Landlord of the immovable property of which the Subleased Premises form a part, and (ii) Tenant as lessee under the Lease subleased and demised the Subleased Premises unto Sublessee upon the terms and conditions of the ViroChem Gross Lease, mutatis mutandis (but not including Section 11.2 thereof, which was deleted), for a term equivalent to the remainder of the term of the ViroChem Gross Lease (the “Original Sublease”). D. Tenant and Sublessee desire to amend the Original Sublease to extend the term thereof pursuant to the provisions of that certain Amendment to Sub-Lease Agreement dated as of November 8, 2007 (the “Sublease- Amendment”), a copy of which is attached hereto as Exhibit A. The Original Sublease, as amended by the Sublease Amendment, is herein referred to as the “Sublease”. E. Tenant desires to obtain Landlord’s consent to the Sublease Amendment. NOW, THEREFORE, in consideration of the foregoing and the agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Landlord hereby consents to the Sublease Amendment, such consent Iadb01 28431632.2 072401 1739P 98459290 ©Alexandria Real Estate Equities, Inc. 1999 CONFIDENTIAL-DO NOT COPY

275 Armand-Frappier Blvd. Laval, Page 2 of 6 being subject to and upon the following terms and conditions to which Tenant and Sublessee hereby agree: 1. All initially capitalized terms not otherwise defined in this Consent shall have the meanings set forth in the Lease unless the context clearly indicates otherwise. 2. This Consent shall not be effective and the Sublease Amendment shall not be valid unless and until Landlord shall have received: (a) a fully executed counterpart of the Sublease Amendment, and (b) a fully executed counterpart of this Consent. Tenant and Sublessee each represent and warrant to Landlord that the copy of the Sublease Amendment attached hereto as Exhibit A is true, correct and complete in all material respects. , . 3. Landlord neither approves nor disapproves the terms, conditions and agreements contained in the Sublease, all of which shall be subordinate and at all times subject to: (a) all of the covenants, agreements, terms, provisions and conditions contained in the Lease, (b) superior ground leases, mortgages, deeds of trust, or any other hypothecation or security now existing or hereafter placed upon the real property of which the Premises are a part and to any and all advances secured thereby and to all renewals, modifications, consolidations, replacements and extensions thereof, and (c) all matters of record affecting the Premises and all laws, ordinances and regulations now or hereafter affecting the Premises. 4. Nothing contained herein or in the Sublease shall be construed to: a. modify, waive, impair, or affect any of the terms, covenants or conditions contained in the Lease (including Tenant’s obligation to obtain any required consents for any other or future sublettings), or to waive any breach thereof, or any rights or remedies of Landlord under the Lease against any person, firm, association or corporation liable for the performance thereof, or to enlarge or increase Landlord’s obligations or liabilities under the Lease (including, without limitation, any liability to Sublessee for any portion of the security deposit held by Tenant under the Sublease), and all terms, covenants and conditions of the Lease are hereby declared by each of Landlord and Tenant to be in full force and effect. b. require Landlord to accept any payments from Sublessee on behalf of Tenant, except as expressly provided in Section 6 of the Existing Lease Agreement Tenant shall remain liable and responsible for the due keeping, performance and observance of all the terms, covenants and conditions set forth in the Lease on the part of the Tenant to be kept, performed and observed and for the payment of the annual rent, additional rent and all other sums now and hereafter becoming payable thereunder for all of the Premises, including, without limitation, the Subleased Premises. 5. Notwithstanding anything in the Sublease to the contrary a. Landlord and Sublessee each hereby release the other, and waive their respective rights of recovery against the other for direct or consequential loss or damage arising out of or incident to the perils covered by property insuranc Iadb01 28431632.2 072401 1739P 98459290 ©Alexandria Real Estate Equities, Inc. 1999 CONFIDENTIAL-DO NOT COPY

275 Armand-Frappier Blvd, Laval, Page 3 of 6 carried by such party to the extent of such insurance and waive any right of subrogation which might otherwise exist in or accrue to any person on account thereof. b. The Sublease shall be deemed and agreed to be a sublease only and not an assignment and there shall be no further subletting or assignment of all or any portion of the Premises demised under the Lease (including the Subleased Premises demised by the Sublease) except in accordance with the terms and conditions of the Lease c. If Landlord terminates the Lease as a result of a default by Tenant thereunder or the Lease terminates for any other reason, the Sublease shall automatically terminate concurrently therewith in accordance with Section 4 of the Existing Lease Agreement; provided, however, if Landlord elects, in its sole and absolute discretion and without obligation, exercisable by giving written notice to Sublessee within 7 days of such termination (a “Reinstatement Notice”), to reinstate the Sublease and Sublessee shall attorn to Landlord, in which case the Sublease shall become and be deemed to be a direct lease between Landlord and Sublessee. If Landlord exercises the option provided under this section, Landlord shall undertake the obligations of Tenant under the Sublease from the time of the Reinstatement Notice through the expiration or earlier termination of the Sublease, but Landlord shall not (a) be liable for more than 1 month’s rent or any security deposit paid by Sublessee (except to the extent actually delivered to Landlord), (b) be liable for any prior act or omission of Tenant under the Lease prior to the Reinstatement Notice or for any other defaults of Tenant under the Sublease prior to the Reinstatement Notice, (c) be subject to any defenses or offsets previously accrued which Sublessee may have against Tenant for any period prior to the Reinstatement Notice, or (d) be bound by any changes or modifications made to the Sublease without the prior written consent of Landlord d. Tenant agrees to reimburse all of Landlord’s costs and expenses in connection with this Consent 6. Landlord hereby agrees with Sublessee that, notwithstanding any provision to the contrary contained in the Lease, the Original Sublease, the Sublease Amendment or this Consent, including Subsection 5 c, above, Landlord shall deliver written notice to Sublessee of its obligation to vacate the premises demised under the Original Sublease, as may be amended from time to time, at least three (3) months prior to the date upon which Sublessee must vacate such premises due to an anticipated termination of the Lease. Landlord shall only deliver such a notice to Sublessee after delivery to Tenant of a notice of default under the Lease and, to the extent provided for under the Lease, the expiration of any grace period thereafter (except in the case of a bankruptcy of Tenant, as to which such a notice shall not be a condition precedent to the delivery of notice to Sublessee hereunder). Landlord shall deliver to Tenant a copy of any notice delivered to Sublessee hereunder. 7. Any act or omission of Sublessee or anyone claiming under or through Sublessee that violates any of the provisions of the Lease shall be deemed a violation of the Lease by Tenant. Iadb01 28431632.2 072401 1739P 98459290 ©Alexandria Real Estale Equities, Inc. 1999 CONFIDENTIAL-DO NOT COPY

275 Armand-Frappier Blvd, Laval, ^Hda Page 4 of 6 ^^ 8. Tenant shall pay any broker commissions or fees that may be payable as a result of the Sublease Amendment and Tenant hereby indemnifies and agrees to hold Landlord harmless from and against any loss or liability arising therefrom or from any other commissions or fees payable in connection with the Sublease Amendment which result from the actions of Tenant. -Sublessee hereby indemnifies and agrees to hold Landlord harmless from and against any loss or liability arising from any commissions or fees payable in connection with the Sublease which result from the actions of Sublessee. 9. Tenant and Sublessee agree that the Sublease will not be further modified or amended in any way without the prior written consent of Landlord in accordance with the terms of the Lease. Any modification or amendment of the Sublease without Landlord’s prior written consent shall be void and of no forcq or effect. 10. The Sublease, including the terms and conditions of the Existing Lease Agreement, remains in full force and effect in all respects except as amended by the Sublease Amendment. 11. This Consent may not be changed orally, but only by an agreement in writing signed by Landlord and the party against whom enforcement of any change is sought 12. This Consent may be executed in any number of counterparts, each of which shall be deemed an original, but all of which when taken together shall constitute but one and the same instrumen 13. This Consent and the legal relations between the parties hereto shall be governed by and construed and enforced in accordance with the internal laws of the Province in which the Property is located, without regard to its principles of conflicts of law. [ Signatures on next page ] Iadb01 28431632.2072401 1739P 98459290 ©Alexandria Real Estate Equities, Inc. 1999 CONFIDENTIAL-DO NOT COPY

275 Armand-Frappier Blvd, Laval, a Page 5 0 IN WITNESS WHEREOF, Landlord, Tenant and Sublessee have caused their duly authorized representatives to execute this Consent as of the date first above written. LANDLORD: — A.R.E. QUEBEC NO. 2, INC. bvp: Name:jackieclem TitTe: TENANT: NEURQCHEM INC. Mariano RoCrrkruez Vice President, Finance & CFO DaviaSwryjer Vice President, General Counsel and Corporate Secretary SUBLESSEE; VIROCHEM PHARMA INC. Djanrferiic De Luca
Director of Finance<and Administration By: Francoisteegault PresiMn & COO Iadb01 28431632.2 072401 1739P 98459290 ©Alexandria Real Estate Equities, Inc. 1999 CONFIDENTIAL-DO NOT COPY

275 Armand-Frappier Blvd, Laval, da Page 6 of 6 EXHIBIT A COPY OF SUBLEASE AMENDMENT SEE ATTACHED Iadb01 2B431632.2 072401 1739P 98459290 ©Alexandria Real Estate Equities, Inc. 1999 CONFIDENTIAL-DO NOT COPY

COPY Amendment to Sub-Lease Agreement AMENDMENT AGREEMENT made at the City of Laval, Province of Quebec, as of the 8lh day of November, 2007. :
BETWEEN: VIROCHEM PHARMA INC., a corporation duly incorporated under the Canada Business Corporations Act, having its registered office at 275 boulevard Armand-Frappier, in the City of Laval, Quebec H7V 4A7 (herein acting and represented by Domenic De Luca, its Director of Finance and Administration, and by Francois Legault, President & COO duly authorized (“ViroChem”) AND: NEUROCHEM Inc., a corporation duly incorporated under the Canada Business Corporations Act, having its registered office at 275 Armand-Frappier Boulevard, in the City of Laval, Quebec H7V 4A7, herein acting and represented by Mariano Rodriguez, its Vice President, Finance & CFO, and by David Skinner, its Vice President, General Counsel and Corporate Secretary, duly authorized (“Neurochem”) Reference is made to that certain lease dated April 4th 2005, between ViroChem and Neurochem, pursuant to which ViroChem leased from Neurochem certain premises forming part of the hereinafter described immovable property (the “Leased Premises” and the “Lease,” respectively). Reference is also made to that certain sub-lease (actually entitled “Existing Lease Agreement”) dated as of the 8th day of November, 2005, between ViroChem and Neurochem, pursuant to which: (i) ViroChem and Neurochem agreed that the Lease be resiliated and terminated upon completion of the sale by Neurochem to, and leaseback from A.R.E. Quebec No. 2, Inc. (“A.R.E.”) of the immovable property of which the Leased Premises form part (the said lease between A.R.E. and Neurochem being referred to herein as the “Head Lease”), and (ii) Neurochem as lessee under the Head Lease sub-leased and demised the Leased Premises unto ViroChem upon the terms and conditions of the Lease, mutatis mutandis (but not including Section 11.2 thereof, which was deleted), for a term equivalent to the remainder of the term of the Lease as at such date (the “Sub-Lease”).

COPY

WHEREAS, Neurochem and ViroChem have decided to extend the term of the existing Sub-Lease to 11:59:59 p.m. on April 7, 2011, upon the terms and conditions of the Sub-Lease;

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants, the terms and conditions contained herein, the sufficiency of which is hereby acknowledged, and intending to be legally bound hereby, Neurochem and ViroChem hereby agree as follows with effect from 12:00:01a.m. on April 8, 2008 (the "**Effective Date**"):

1. The term of the Sub-Lease is hereby extended upon the terms and conditions of the Sub-Lease and will terminate at 11:59:59 p,m. on April 7, 2011.

2. With effect from the Effective Date, the annual Base Rent shall be four hundred and ninety-four thousand four hundred and twenty-nine Dollars in Canadian currency (CDN $494,429), which shall be adjusted annually by reference to the Consumer Price Index for the city of Montreal.

3. This Amendment Agreement shall be binding upon the parties hereto and their successors and assigns.

4. This Amendment Agreement shall be governed by and construed in accordance with the laws of the Province of Quebec and the laws of Canada applicable therein.

5. The parties hereto confirm that the premises which are the subject of the Sub-Lease comprise a portion (more particularly described in the Sub-Lease) of the immovable property described as follows:

   DESCRIPTION

   *An emplacement situated in the City of Laval, Province of Quebec, known and designated as lots numbers **ONE MILLION ONE HUNDRED SIXTY-SIX THOUSAND FOUR HUNDRED AND THIRTY-EIGHT** and **ONE MILLION ONE HUNDRED SIXTY-SIX THOUSAND FOUR HUNDRED AND THIRTY-NINE (1 166 438** and **1 166 439)** on the Cadastre of Quebec, Registration Division of Laval.*

   Together with the buildings and other improvements thereon erected, including those bearing civic numbers 275 and 531 Armand-Frappier, Laval, H7V 4A7.

6. Except as expressly set forth herein, the terms and conditions of the Sub-Lease remain in full force and effect and are otherwise unamended.

7. The Parties hereto have required that this Amendment Agreement be drafted in the English language. *Les parties aux présentes déclarent qu'elles ont*

COPY speciflquement demande que le present contrat soil redige et signe en langue anglaise, etpar les presentes confirment leur dite demande. IN WITNESS WHEREOF, each of the Parties hereto has caused this Amendment Agreement to be executed by its duly authorized representatives as of the Effective Date. ViroCheiviPHArmaInc.: nWrochem Inc.:/ Dorn .. Marian/Rodriguez j < Financjg a«td Adminiatiatron Vice President, Finance & CFO Batef /{W, Q/Zod J- ___Date: Xxll 0 Francois Legault, Presidei*r& COO Vice President, General Counsel Date :. and Corporate Secretary

A.R.E. Quebec No. 2, Inc. 385 East Colorado Boulevard, Suite 299 Pasadena, CA 91101 November 17, 2005 ViroChem Pharma Inc. 275-531 Armand-Frappier Boulevard Laval, Quebec, CA Re: ViroChem Sublease Ladies and Gentlemen: Reference is made to an Existing Lease Agreement (“Agreement”) dated November 8, 2005 between Neurochem Inc. (“Sublandlord”) and ViroChem Pharma Inc. (“Subtenant”) with respect to a sublease (“Sublease”) of certain premises (“Sublease Premises”) located at 275 Armand-Frappier Boulevard, Laval, Quebec. Reference is also made to a Lease Agreement (“Head Lease”) dated as of the date hereof between A.R.E. Quebec No. 2, Inc. (“Landlord”) and Sublandlord, as tenant, with respect to 275-531 Armand-Frappier Boulevard, Laval, Quebec. Landlord hereby agrees with Subtenant that, notwithstanding any provision to the contrary contained in the Head Lease or the Agreement, Landlord shall deliver written notice to Subtenant of its obligation to vacate the premises demised under the Sublease at least three (3) months prior to the date upon which Subtenant must vacate the Sublease Premises due to an anticipated termination of the Head Lease. Landlord shall only deliver such a notice to Subtenant after the delivery to Sublandlord of a notice of default under the Head Lease and, to the extent provided under the Head Lease, the expiration of any grace period thereafter (except in the case of a bankruptcy of Sublandlord, as to which such a notice shall not be a condition precedent to the delivery of notice to Subtenant hereunder). Landlord shall deliver to Sublandlord a copy of any notice delivered to Subtenant hereunder. A.R.I LQuebec No. 2, Inc. Bv: Name: Jennifer J. Pappas Title: Vifce President Cc: Neurochem Inc. US1DOCS5376165v2

EXISTING LEASE AGREEMENT AGREEMENT made at the City of Laval, Province of Quebec, as of the 8th day of November 2005. BETWEEN: VIROCHEM PHARMA INC., a corporation duly incorporated under the Canada Business Corporations Act, having its registered office at 275 boulevard Armand-Frappier, in the City of Laval, Quebec, H7V 4A7, herein acting and represented by Dominic De Luca, its Director of Finance, duly authorized (“Virochem”) AND: NEUROCHEM INC., a corporation duly incorporated under the Canada Business Corporations Act, having its registered office at 275 boulevard Armand-Frappier, in the City of Laval, Quebec, H7V 4A7, herein acting and represented by Mariano Rodriguez, its Vice-President Finance, duly authorized (“Neurochem”) WHEREAS Virochem presently leases from Neurochem certain premises forming part of the hereinafter described immoveable property, pursuant to that certain lease dated April 4, 2005 between Virochem and Neurochem, a copy of which (inclusive of all amendments or modifications) is attached hereto as Schedule “A” (the “Leased Premises” and the “Lease”, respectively); WHEREAS Neurochem proposes to sell to, and lease back from, A.R.E. Quebec No. 2, Inc. (“A.R.E.”) the immoveable property of which the Leased Premises form part (the said lease between A.R.E. and Neurochem being referred to herein as the “Head Lease”); WHEREAS Neurochem has represented to Virochem that the term of the Head Lease will be not less than the remainder, at the commencement of the Head Lease, of the term of the Lease; WHEREAS Virochem and Neurochem have agreed mat the Lease will be resiliated and terminate upon the sale by Neurochem to A.R.E. of the said immoveable and the execution of the Head Lease, to be replaced for the remainder of the term of the Lease by a sublease by Neurochem to Virochem upon the terms and conditions hereinafter set forth; USlDOCS5353223vl

NOW THEREFORE, the parties agree as follows: 1. The foregoing recitals are incorporated herein and made part hereof. 2. The Lease is hereby resiliated and terminated effective at 12:01 a.m. on the closing date of the sale by Neurochem to A.R.E. of the immoveable property hereinafter described (the “Closing Date”). Virochem agrees that a notice from Neurochem or A.R.E. stating that the said sale has closed and indicating the date of such closing shall be conclusive and binding upon it (Virochem) for the purposes hereof. 3. With effect from the Closing Date, Neurochem as lessee under the Head Lease hereby sub-leases and demises (the “Sub-Lease’7 the Leased Premises unto Virochem upon the terms and conditions of the Lease, mutatis mutandis (but not including Section 11.2 thereof, which is deleted), for a term equivalent to the remainder of the term of the Lease as at such date. 4. The Sub-Lease is and shall at all times remain subordinate to the Head Lease and to any present or future hypothecation by A.R.E. of the immovable property of which the Leased Premises form part, and, without limitation, Virochem acknowledges and agrees that A.R.E. shall have no liability or obligation upon or in relation to the Sub-Lease, and that the rights of Virochem under the Sub-Lease shall terminate and be determined ipso facto upon the expiry or other termination of the Head Lease, howsoever occurring, including by virtue of a voluntary surrender by Neurochem. Upon such termination, Virochem shall surrender the Leased Premises in the condition required under the Sub- Lease. Notice by A.R.E. to Virochem indicating that the Head Lease has expired or been terminated shall be conclusive and binding upon Virochem as to such fact. 5. Virochem expressly disclaims any entitlement to benefit from or rely upon the Head Lease, and acknowledges and agrees that as and from the Closing Date, its sole and exclusive right to occupy the Premises shall be in virtue of the Sub-Lease, as an instrument subordinate to the Head Lease. Virochem shall not register (publish) the Sub-Lease or any extract therefrom or notice thereof against title to the immovable property described herein. 6. Upon demand by A.R.E., Virochem shall pay directly to A.R.E. all rentals and other amounts payable by Virochem under the Sub-Lease, without inquiry as to the state of accounts between Neurochem and A.R.E., provided however that such payments shall be made and received on account of the liability of Neurochem under the Head Lease, and that the acceptance by A.R.E. of payments from Virochem shall not constitute any waiver by A.R.E. of the subordination of the Sub-Lease to the Head Lease. 7. No amendment of or modification to the Sub-Lease shall affect the obligations of Virochem or Neurochem to A.R.E. hereunder. USIDOCS5353223vl

8. Virochem waives the benefit of any provisions of the Civil Code of Quebec or other legislation which would impose any obligation upon A.R.E. in respect of the Sub-lease. 9. This Agreement shall be binding upon the parties hereto and their successors and assigns. The stipulations in favour of A.R.E. shall also benefit and be exercisable by its successors and assigns. 10. The Agreement shall be governed by and construed in accordance with the laws of the Province of Quebec. 11. The parties hereto request and direct the Registrar fdr the Registration Division of Laval to register this agreement or a summary or notice thereof against the immoveable property of which the Leased Premises form part, namely: DESCRIPTION An emplacement situated in the City of Laval, Province of Quebec, known and designated as lots numbers ONE MILLION ONE HUNDRED SLXTY-SLX THOUSAND FOUR HUNDRED AND THIRTY-EIGHT and ONE MILLION ONE HUNDRED SLXTYSLX THOUSAND FOUR HUNDRED AND THIRTY NINE (1166438 and 1166439) on the Cadastre of Quebec, Registration Division of Laval. Together with the buildings and other improvements thereon erected, including those bearing civic numbers 275 and 531 Armand-Frappier, Laval, H7V 4A7. to evidence on title the resiliation and termination of the Lease and to constitute a discharge and cancellation of the Notice under article 2999.1 C.C.Q. in respect thereof which is registered in the said Registry Office under number 12 211 943, provided that such registration shall not be a condition of the said resiliation and termination, and further provided that Virochem and Neurochem will upon demand by A.R.E. execute any other documents which the said Registrar may require to obtain the cancellation of such inscription. USIDOCS5353223vl

12. Cette entente est rédigée uniquement en anglais à la demande expresse des parties.

AND HERETO INTERVENED **A.R.E. QUEBEC NO. 2, INC.**, a company duly incorporated under the *Companies Act* (Quebec), having its head office at 1000 de la Gauchetière Street West, Suite 900, in the City of Montreal, in the said province, H3B 5H4, herein acting and represented by Jennifer J. Pappas, its Vice President, duly authorized, who, as purchaser of the said immoveable and lessor under the Head Lease, without any approval, disapproval or ratification of the Sub-Lease, accepts the stipulations in its favour which are contained herein and, without novation and under reserve of all of its rights under the Head Lease, consents pursuant to article 1870 C.C.Q. to the said Sub-Lease.

WHEREFORE the parties and the intervenant have signed, by their said representatives.

VIROCHEM PHARMA INC.

Per: ______________________

NEUROCHEM INC.

Per: ______________________

~~**A.R.E. QUEBEC NO. 2, INC.**~~

~~Per:~~ XXXXXXXXXXXXXXXXXXXXXXXXX

US1DOCS 5353223v1

CERTIFICATE I, the undersigned, Robert A. Fyfe, Lawyer, practising my profession at 1000 de La Gauchetifere Street West, 9* Floor, Montreal, Quebec, H3B 5H4, certify that: 1. I have verified the identity, die quality and die capacity ofxtbexpaotie* Neurochem Inc. fccBete^ and A.R.E. Quebec No. 2, Inc.; 2. The present deed represents die will expressed by ihflcfHUrticsjiieMJo*:atti Neurochem Inc. a: A.K.E. Quebec No. 2, Inc.; and 3. The present deed is valid as to form. AND J HAVE SIGNED, at the City of Montreal, Province of Qu6bec, this ‘17 th <jay 0f November y-2QQ5 USlDOCS5353223vl

CERTIFICATE I, the undersigned, Louis-Martin Dube, Lawyer, practicing my profession at 1170, rue Peel Montreal, Quebec H3B 4S8, certify that: 1. I have verified the identity, the quality and the capacity of Virochem Pharma Inc.; 2. The present deed represents the will expressed by such party; and
3. The present deed is valid as to form. \. AND I HAVE SIGNED, at the City of Montreal, Province of Quebec, this 16th day of
November 2005 » Louis-Martin Dub6 I, the undersigned, ELobert A. Fyfr, I avryrr, prar.fir.ing my prnfpssinn at ,1 OOP dfi T ,ft Gauchetiere Street West, 9th Floor, Montreal, Quebec, H3B SH4, certify that- 4, 1 have verified the identity, the quality and the capacity of Nenror.hfim Tnr., and A.R.E, Quebec NO. 2, Inc.; 2. The present deed represents the will expressed bysuoh parties; and 3: The present deed is valid as to form. AND I HAVE SIGNED, at the City of Montreal, Province of Quebec, this 16th day of November 2005 J&obort A. Fyfe Erreur! Nom de propriete de document inconnu.